Mail Stop 4561






September 29, 2005


By U.S. Mail and facsimile to (973) 740-5264.

Joseph M. Leone
Vice Chairman and Chief Financial Officer
CIT Group Inc.
1211 Avenue of the Americas
New York, NY 10036

Re:	CIT Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Form 10-Q for the Fiscal Quarter ended June 30, 2005
	File No. 001-31369

Dear Mr. Leone:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments in future filings beginning with your Form 10-Q for the period ending September 30, 2004. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the fiscal year ended December 31, 2004

Management`s Discussion and Analysis

Off Balance Sheet Arrangements

Securitization Program - page 45

1. Please tell us the following related to the SPEs:
* Specifically tell us if you consider the SPEs described on page
46
to be qualifying SPEs under paragraph 35 of SFAS 140. If so, please provide us with your analysis as to how you made this determination.
* If you do not consider the SPEs to be qualifying SPEs under paragraph 35 of SFAS 140, provide your analysis as to how you determined that these entities should not be consolidated in your financial statements under FIN 46.
* Tell us if you have obtained a legal opinion that the sale of loans or leases to these SPEs qualifies as a sale under SFAS 140.

Consolidated Financial Statements

Note 1 - Business and Summary of Significant Accounting Policies - page 58

Lease Financing - page 59

2. Despite the turmoil in the aircraft industry since September
11,
2001, your disclosures suggest that you did not recognize any significant SFAS 144 impairment losses related to your aircraft assets during 2002, 2003, 2004 or the first six months of 2005. Please provide us with:
* A description of the method you use to determine the expected future cash flows needed to calculate whether future undiscounted cash flows exceed the current asset carrying amount;
* An analysis of how you considered decreases in lease rates in determining expected future cash flows; and
* A description of the method you use to determine the fair value of aircraft assets for which impairment has occurred.

3. You state that you consider lease rates provided by appraisers in determining aerospace asset fair value on page 38. Please tell us:
* How many appraiser valuations you receive;
* Whether you use the appraiser determined market value or base value of the aircraft; and
* Whether you use the average appraisal value you receive or choose between the appraisal values provided. If the latter, please explain how those choices are made.

4. Paragraph 26 of SFAS 144 requires the following information to be disclosed in the notes to financial statements that include a period in which an impairment loss is recognized:
* A description of the impaired long-lived asset (asset group) and the facts and circumstances leading to the impairment,
* If not separately presented on the face of the statement, the amount of the impairment loss and the caption in the income statement that includes that loss
* The method or methods for determining fair value (whether based on a quoted market price, prices for similar assets, or another valuation technique), and
* The segment in which the impaired long-lived asset (asset group) is reported under FASB Statement No. 131.
Please include these disclosures in future filings and provide your proposed disclosure.

Note 9 - Derivative Financial Instruments, page 73

5. Please tell us the following related to your derivative instruments, and revise your future filings to include the information:
* Clearly describe the terms of both the hedging instrument and the hedged item.
* Tell us how you determined that these hedging relationships met all of the criteria of paragraphs 20-21 or 28-29 of SFAS 133 to qualify as fair value or cash flow hedges.
* For each type of hedging relationship, identify whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of that hedge.
* Describe how you assess hedge effectiveness and measure hedge ineffectiveness.
* For any hedges for which you apply the short cut method of assessing hedge effectiveness, tell us in detail how you determined that such hedges met the specific conditions of paragraph 68 of SFAS
133 to qualify for such treatment.

Note 17 - Commitments and Contingencies, page 86

6. Please tell us and disclose in future filings the terms of your purchase commitments, including whether you have a fixed purchase price commitment or a purchase commitment based on market value at the time the purchase is made. Also, please tell us how you evaluate any impairment related to your purchase commitments if they are not priced at market value at the time of purchase. Please provide us with your proposed disclosures.

Note 20 - Certain Relationships and Related Transactions - page 89

7. Please tell us the following related to the finance receivables purchased from Dell Financial Services, L.P and Snap-On
Incorporated:
* The methodology used to determine the premium paid and how you account for this premium; and
* How you subsequently value the loans for the purposes of securitization.

Note 21 - Business Segment Information, page 89

8. In future filings, please revise your segment disclosures to include the following:
* Depreciation and amortization expense;
* Equity in the net income of investees accounted for under the equity method and the amount of investment in equity method investees;
* Provision for credit losses; and
* Any other significant non-cash items.
Please provide us with your proposed disclosure.

Note 22 - Legal Proceedings, page 91

9. Please tell us the following regarding the legal proceedings, and include the information in future filings:
* Quantify any amounts already accrued in your financial statements, if any.
* Quantify the amount of leases that will be charged off in connection with the settlement of the Attorneys General investigations related to the NorVergance Leases.
* Disclose if you have concluded that additional losses are probable given the outcomes of the settled cases and tell us the basis for your conclusions.
* Disclose an estimate of your possible loss or range of loss under these investigations, or state why an estimate cannot be made.
      Refer to paragraph 10 of SFAS 5.

June 30, 2005 Form 10-Q

Management`s Discussion and Analysis of Financial Condition and
Results of Operations - page 21

Financing and Leasing Assets - Page 32

10. Please tell us the following additional information regarding the sale of business aircraft assets:
* Please quantify the amount of gain or loss recorded on the sale of these assets and tell us where the gain was recorded on the Consolidated Statement of Income; and
* Tell us if the sale was to the offshore operations discussed on page 30.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Rebekah Moore, Staff Accountant, at (202)
551-
3463 or me at (202) 551-3494 if you have questions.

Sincerely,



Kevin Vaughn
Branch Chief
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Joseph M. Leone
CIT Group Inc.
September 29, 2005
Page 5